[Midstates Petroleum Company, Inc. Letterhead]

Via EDGAR and Federal Express

February 16, 2012

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6248

Re:	Midstates Petroleum Company, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed February 1, 2012

File No. 333-177966

Ladies and Gentlemen:

Set forth below are the responses of Midstates Petroleum Company, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 13, 2012, with respect to the Company’s Amendment No. 3 to Registration Statement on Form S-1 filed with the Commission on February 1, 2012, File No. 333-177966 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”). For your convenience, we will hand deliver three full copies of Amendment No. 4, as well as three copies of Amendment No. 4 that are marked to show all changes made since the filing of Amendment No. 3 to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 4 unless otherwise specified.

United States Securities and Exchange Commission

February 16, 2012

Amendment No. 3 to Registration Statement on Form S-1

General

1. We remind you of comments 3, 4, 5, 7, 8, 9 and 19 in our letter dated December 9, 2011.

Response:

We acknowledge the Staff’s prior comment 3 and will undertake to file with future amendments to the Registration Statement all information that we are not entitled to omit under Rule 430A.

We further acknowledge the Staff’s prior comment 4 and will inform the Staff when the amount of compensation allowable or payable to the underwriters has received clearance from FINRA. A subsequent filing relating to the Registration Statement was filed with FINRA on February 2, 2012. Counsel to the underwriters has confirmed to us that, prior to requesting accelerated effectiveness, it will provide the Staff with a copy of the FINRA no objections letter or a representative of FINRA will otherwise contact the Staff to confirm that FINRA has cleared our filing.

We further acknowledge the Staff’s prior comment 5. The NYSE issued a letter to us on February 3, 2012 authorizing us for listing.

We further acknowledge the Staff’s prior comment 7 and will revise our disclosure to provide relevant updates as appropriate in this and future amendments.

We further acknowledge the Staff’s prior comment 8 and will undertake to file with future amendments to the Registration Statement all other omitted exhibits, including, without limitation, the legality opinion and lockup agreements. We will allow sufficient time for the Staff to review all exhibits and for us to respond to any comments that may result from the Staff’s review.

We further acknowledge the Staff’s prior comment 9 and will include an estimated price range in a future amendment to the Registration Statement. We will allow sufficient time for the Staff to review our complete disclosure and for us to respond to any comments that may result from the Staff’s review.

We further acknowledge the Staff’s prior comment 19. We will provide the estimated amounts of net proceeds we intend to allocate to each of the identified uses when the expected size of the offering is known, and no later than when we provide the price range for the offering.

United States Securities and Exchange Commission

February 16, 2012

Certain Relationships and Related Party Transactions, page 119

Historical Transactions with First Reserve and Our Executive Officers, page 119

2. You reference an amended and restated limited liability company agreement here and on page 58. We also note that your exhibit index omits such agreement. Please clarify whether this agreement is part of the reorganization agreement and revise your disclosures accordingly.

Response:

We acknowledge the Staff’s comment and note that the referenced amended and restated limited liability company agreement is the current limited liability company agreement for Midstates Petroleum Holdings LLC (“MPH LLC”) and is not part of the reorganization agreement or otherwise related to the transactions that will be consummated in connection with the Company’s corporate reorganization. In connection with the corporate reorganization that is described on page 124 of Amendment No. 4 and as set forth in the reorganization agreement filed as Exhibit 2.1 to the Registration Statement, MPH LLC will be merged with and into Midstates Petroleum Company, Inc., as a result of which MPH LLC’s separate existence will cease and the amended and restated limited liability company will no longer be in effect.

Financial Statements

Consolidated Statement of Members’ Equity, page F-5

3. Please clarify for us why the “Members’ contribution” during 2009 of $55,080 is not similarly reflected in the Consolidated Statements of Cash Flows on page F-6 and whether such amount has any relation to the $58,080 titled “Cash received for units” on page F-6. As part of your response, please also address the difference between the “Preferred equity units issued” of $36,180 during 2010 on page F-5 and the “Cash received for units” of $38,350 on page F-6. Please add any clarifying disclosure necessary to explain these variances.

Response:

We acknowledge the Staff’s comment and respectfully note that the 2009 Members’ contribution of $55.08 million reflected on page F-5 is included in the Consolidated Statements of Cash Flows on page F-6 as a portion of the line item titled “Cash received for units” of $58.08 million. The difference between the amount reflected as “Members’ contribution” and “Cash received for units” for the year ended December 31, 2009 results from certain equity interests in an affiliated entity of the Company being treated as liability awards, as discussed further below.

United States Securities and Exchange Commission

February 16, 2012

During the year ended December 31, 2009, MPH LLC received total cash proceeds of $58.08 million related to the issuance of $55.08 million of common units in MPH LLC and $3.0 million of unrestricted shares of common stock (the “Petroleum Inc. Shares”) in an affiliate of MPH LLC, Midstates Petroleum Holdings, Inc., a subchapter S corporation through which our founders, management and certain of our employees hold their equity interests in the Company. The terms of the Petroleum Inc. Shares provided MPH LLC with certain rights to repurchase the Petroleum Inc. Shares for cash and, as a result, were accounted for as liability awards pursuant to ASC Topic 718 “Compensation – Stock Compensation.” As such, the Company calculated the fair value of the Petroleum Inc. Share awards on a quarterly basis using the Company’s estimated market value and any change in the fair value was recorded within “General and administrative expense” in MPH LLC’s consolidated statement of operations. The total fair value of the Petroleum Inc. Shares on the date of issuance ($3.0 million) was recorded within “Other long-term liabilities” on the Company’s consolidated balance sheets rather than in “Members’ equity” for the year ended December 31, 2009, resulting in the difference referred to in the Staff’s comment.

We further note that the difference between the “Preferred equity units issued” of $36.18 million during 2010 on page F-5 and the “Cash received for units” of $38.35 million on page F-6 resulted from the treatment as liability awards of certain Petroleum Inc. Shares awarded during the year ended December 31, 2010. Specifically, during the year ended December 31, 2010, MPH LLC received total cash proceeds of $38.35 million related to the issuance of $36.18 million of preferred units in MPH LLC and $2.17 million of Petroleum Inc. Shares. As discussed above, the Petroleum Inc. Shares were accounted for as liability awards pursuant to ASC Topic 718 “Compensation – Stock Compensation.” The total fair value of the Petroleum Inc. Shares on the date of issuance ($2.17 million) was recorded within “Other long-term liabilities” on the Company’s consolidated balance sheets rather than in “Members’ equity” for the year ended December 31, 2010, resulting in the difference referred to in the Staff’s comment.

We have included additional disclosure intended to clarify the differences discussed in the Company’s response to the Staff’s comment on page F-5.

Notes to Consolidated Financial Statements

Note 7. Members’ Equity and Share-Based Compensation, page F-18

Share-Based Compensation, page F-19

4. We note your statement that the “Company increased members’ equity by $22.4 million, which represented the estimated fair value of the awards as of December 5, 2011, and decreased other long-term liabilities by the same amount to account for the change to equity accounting.” Please reconcile the amount disclosed here with that presented in your Statement of Members’ equity on page F-5 of $19,723. Please add any clarifying disclosure necessary to explain this variance.

United States Securities and Exchange Commission

February 16, 2012

Response:

We acknowledge the Staff’s comment and note that during the year ended December 31, 2011, MPH LLC received total cash proceeds of $2.7 million related to the issuance of common units of MPH LLC (the “Common Units”). The Common Units were subject to a right of repurchase, as discussed in the Company’s response to the Staff’s Comment No. 3. As discussed above, the Common Units were accounted for as liability awards pursuant to ASC Topic 718 “Compensation – Stock Compensation.”

On December 5, 2011, employment agreements with the Company’s employees were terminated or amended such that, following such terminations or amendments, no option to repurchase either Common Units or Petroleum Inc. Shares will be exercisable before 6 months and a day after the employee has been exposed to the risks and rewards of ownership of either the Petroleum Inc. Shares or the Common Units and that any such repurchase will be executed at fair value on the date of repurchase. As a result of these terminations and amendments, effective as of December 5, 2011, the Company’s share-based compensation plans are subject to equity accounting rather than liability accounting and accordingly, the Company will no longer recognize changes in estimated fair value of outstanding share based awards in the income statement. Due to the transition from liability accounting to equity accounting, the Company increased “Members’ equity” by $22.4 million, of which $19.723 million represented the estimated fair value as of December 5, 2011 of all share-based awards accounted for as liabilities issued prior to January 1, 2011 and of which $2.7 million represented the estimated fair value of, and the cash paid for, the Common Units issued during 2011, which amount is included in “Members’ contribution” on page F-5. We have provided additional disclosure to clarify the differences discussed in the Staff’s comment on pages F-5 and F-19.

Note 12. Supplemental Oil and Gas Disclosures – unaudited, page F-24

5. Please make editorial corrections for that part of the footnote title that reads as follows: “(subject to updates where yellow highlights).”

Response:

We acknowledge the Staff’s comment and have made the editorial correction to remove the part of the footnote title referenced in the Staff’s comment. Please see page F-25.

* * * * *

Please direct any questions that you have with respect to the foregoing or with respect to Amendment No. 4 to Matthew R. Pacey at Vinson & Elkins L.L.P. at (713) 758-4786.

Very truly yours,

United States Securities and Exchange Commission

February 16, 2012

Midstates Petroleum Company, Inc.

By:	/s/ Thomas L. Mitchell
Thomas L. Mitchell
Executive Vice President and
Chief Financial Officer

Enclosures

cc:	John P. Foley

David P. Oelman, Vinson & Elkins L.L.P.

Matthew R. Pacey, Vinson & Elkins L.L.P.

Joshua Davidson, Baker Botts L.L.P.

Kelly B. Rose, Baker Botts L.L.P.